Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	March 11, 2026

Eldorado Announces Mailing of Joint Management Information Circular;

Provides Leadership Transition and Board Succession Update

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE American: EGO)  (“Eldorado” or the “Company”) today announced the mailing of a joint management information circular (the “Circular”) for the meetings of Eldorado shareholders and shareholders of Foran Mining Corporation (“Foran”) to be held in connection with Eldorado’s previously announced combination with Foran (the “Transaction”). In addition to being mailed to Eldorado and Foran securityholders, the Circular has been posted on the Company’s website at www.eldoradogold.com and filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

The Circular provides detailed information regarding the Transaction, including background on the combination, and matters to be voted on by securityholders of Eldorado and Foran in connection with the Transaction.

The board of directors of Eldorado unanimously recommends that Eldorado shareholders vote in favour of the Eldorado Share Issuance Resolution (as defined in the Circular).

Benefits of the Transaction for Eldorado:

-	Peer-leading near-term growth. Following completion of the Transaction, Eldorado is expected to be positioned to deliver a leading growth profile, underpinned by two fully financed development projects, the Skouries Project and the McIlvenna Bay Project, which are advancing towards commercial production expected in Q4 2026 and mid-2026, respectively.

-	Substantial EBITDA & free cash flow. Following completion of the Transaction, Eldorado is expected to generate approximately $2.1 billion of EBITDA[1] and $1.5 billion in free cash flow[2] in 2027, the robust long-term cash flow is expected to fund growth initiatives, strengthen the balance sheet of Eldorado and support continued shareholder returns through dividend and share buyback programs, while maintaining financial flexibility through commodity cycles.

-	Long-life, diversified asset base. Following completion of the Transaction, Eldorado’s portfolio is expected to deliver balanced gold-copper exposure (~77% gold, ~4% silver, ~15% copper and ~4% other metals) across attractive mining jurisdictions in Canada, Greece and Türkiye, providing jurisdictional and commodity diversification.

-	Significant exploration upside. Following completion of the Transaction, Eldorado will continue to accelerate high-value organic growth opportunities, including advancing Foran’s high-grade polymetallic Tesla Zone and other drill ready targets as well as maximizing the exploration potential surrounding Foran’s McIlvenna Bay Project, and Eldorado’s existing operating and development assets.

1 Calculated as revenue based on public disclosure less cash operating costs based on street consensus analyst estimates as per S&P CapIQ as of February 2, 2026. EBITDA is a non-IFRS financial measure. See “Non-IFRS Measures”.

2 Based on street consensus estimates as of February 2, 2026 per FactSet, calculated as operating cash flow less capex. Free cash flow is a non-IFRS financial measure. See “Non-IFRS Measures”.

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-	Compelling re-rate opportunity. As a result of increased scale and trading liquidity, near-term growth and enhanced Canadian exposure, the Transaction is expected to support a positive valuation re-rate opportunity.

-	Sustainability-focused operation. Eldorado and Foran’s strong alignment across sustainability principles, carbon efficient practices and a shared commitment to responsible mining will enable Eldorado, following completion of the Transaction, to focus on transparent sustainability performance and continued advancement in greenhouse gas (GHG) emission mitigation.

Senior Leadership Transition and Board Succession

The Company also provided an update on the senior leadership transition and Board of Directors (“Board”) succession.

George Burns, Chief Executive Officer of Eldorado, will retire in Q3 2026 on the ramp-up toward commercial production at the Skouries Project. Christian Milau, President, will assume the role of Chief Executive Officer at that time. Mr. Burns will remain a member of the Board following his retirement, and Mr. Milau will join the Board upon assuming the role of Chief Executive Officer.

“The planned transition reflects a deliberate and well-sequenced approach to leadership succession, aligned with the delivery of Skouries and the long-term interests of the Company,” said Steven Reid, Chair of the Board.

“I’m proud of the progress our teams have delivered across the portfolio and the momentum we have heading into this next chapter,” said George Burns, Chief Executive Officer. “I’m fully committed to supporting Christian and our leadership team through this transition, and to continuing to contribute at the Board level as Eldorado advances Skouries toward commercial production.”

As part of the Board’s succession planning process, Steven Reid, Chair of the Board, has indicated his intention, after 13 years of service, to retire from the Board at Eldorado’s annual meeting of shareholders in 2027.

“Eldorado’s Board remains focused on thoughtful succession planning and renewal as the Company enters its next phase of growth,” said Steven Reid, Chair of the Board. “This includes ongoing Board renewal aligned with the Company’s transformation as Skouries advances toward commercial production and as we work toward completion of the Transaction with Foran.”

Transaction-Related Board Appointment

Following completion of the Transaction, Dan Myerson, Executive Chair and Chief Executive Officer of Foran, will be appointed to the Board as Deputy Chair at its first regular meeting following closing of the Transaction.

About the Circular

The Circular has been filed on SEDAR+ and EDGAR, and contains important information for shareholders. Shareholders are encouraged to read the Circular and all related materials carefully.

Voting and Assistance

Eldorado shareholders are encouraged to vote as early as possible.

Eldorado shareholders who are registered holders may vote by completing and returning the form of proxy in accordance with the instructions provided (including available mail, fax, telephone and internet voting options). Non-registered Eldorado shareholders should submit voting instructions using the voting instruction form provided by their intermediary.

If you need assistance or have questions about how to vote, please contact Eldorado’s proxy solicitation agent, Laurel Hill Advisory Group:

•	Toll-free in North America: +1 877 452 7184

•	Collect call outside of North America: +1 416 304 0211

•	Email: assistance@laurelhill.com

•	Text: “INFO” to +1 877 452 7184 or +1 416 304 0211

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About Eldorado

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “deliver” “estimates”, “expects”, “forecasts”, “generate” “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: Eldorado and Foran’s intent to complete the Transaction and specifically Eldorado’s intent to acquire all the outstanding Foran Shares; approval of the Transaction by Eldorado shareholders and Foran securityholders; management’s views on the positive impacts of the proposed Transaction and the strategic rationale for the Transaction; management’s belief that the combined entity is a re-rate opportunity; management’s view of the exploration potential of the combined entity; the combined company’s focus on its commitment to transparent performance and GHG mitigation; expected weightings of the combined portfolio; expectations that Skouries and McIlvenna Bay projects will enter into production in 2026; expected production and free cash flow of the combined entity in 2027; intent to advance GHG emission mitigations; expected changes to Eldorado’s management team and the timing in relation thereto; changes to the Eldorado Board and a future Board succession process; and generally, Eldorado’s strategy, plans, goals and priorities. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of Eldorado and the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

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Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include, for Eldorado and the combined company, assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that Eldorado operates in. In addition, except where otherwise stated, we have assumed completion of the Transaction on the contemplated timeline and, except where otherwise stated, a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: receipt of approval from Eldorado shareholders and Foran securityholders, and the required court, regulatory and other consent and approvals to complete the Transaction; the potential of a third party making a superior proposal to the Transaction and the possibility that the Arrangement Agreement could be terminated as a result of a superior proposal; commodity price risk; development risks at Skouries and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran Mining Corporation, including timing, risks and benefits thereof; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in Eldorado’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in Eldorado’s most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR which discussion provides a fuller understanding of the risks and uncertainties that affect Eldorado’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

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There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, Eldorado does not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in its respective reports filed with the securities regulatory authorities in Canada and the U.S., as applicable.

Non-IFRS Measures

This news release contains certain forward-looking non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and free cash flow. The historical non-IFRS financial measures that are equivalent to such forward-looking non-IFRS financial measures, and the most directly comparable IFRS financial measures, together with reconciliations between such measures and explanations of their composition, are disclosed in the section entitled “Non-IFRS and Other Financial Measures and Ratios” in the annual management discussion and analysis of Eldorado for the financial year ended December 31, 2025, which is available under Eldorado’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and which section in incorporated by reference in this new release.

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